

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 15, 2008

Mr. Thomas J. McInerney
Executive Vice President and Chief Financial Officer
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

> **Re: IAC/InterActiveCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 7, 2008**
> **File No. 0-20570**

Dear Mr. McInerney:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007
Note 2 - Summary of Significant Accounting Policies, page 86
Revenue Recognition, page 86
Ticketmaster, page 86

1. Reference is made to your disclosure on page 45 that ticketing royalties, which represent your client's share of convenience and order processing charges, are recorded in cost of sales. With reference to the authoritative accounting literature you relied upon, please explain to us why it is appropriate to report revenue based on the gross amount of convenience and order processing charges billed to customers rather than the net amount retained.

2. We understand that you earn interest on funds that are collected from ticket purchasers by investing those funds until remittance to the applicable clients. Please tell us in detail your basis in GAAP for classifying this interest income as revenues.

Note 14 - Equity Investments in Unconsolidated Affiliates, page 130

3. Please provide us your fiscal 2007 significance tests under Rule 3-09 of Regulation S-X for Jupiter Shop Channel. Please ensure that any impairment write-down or other activity related to this investment is included in your significance computations and is clearly identified. If you believe separate financial statements are required for this equity method investment, please tell us when you plan to amend your Form 10-K to file such financial statements.

Exhibits 31.1 and 31.2

4. Please be advised that the certifications required by Exchange Act Rules 13a-14(a) and Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Accordingly, other than in paragraph 1, please replace references to "annual report" with "report." Similarly, with respect to certifications provided in Form 10-Q, replace references to "quarterly report" with "report." Additionally, please add the parenthetical language in paragraph 4(d).

5. Please eliminate reference to the title of your chief executive officer and chief financial officer in the introductory paragraph of your certifications. Also confirm that the inclusion of the titles in this filing and in Form 10-Q for the quarter ended March 31, 2008 was not intended to limit the capacity in which such individuals provided the certifications.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Assistant Chief Accountant, at (202) 551-3340, or in her absence, Robyn Manuel at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief